Exhibit 21.1

SUBSIDIARIES OF DYNAGAS LNG PARTNERS LP

Name of Subsidiary	Jurisdiction of Incorporation

Dynagas Operating LP	Republic of the Marshall Islands

Dynagas Equity Holding Ltd.	Liberia

Quinta Group Corp.	Nevis

Pegasus Shipholding S.A.	Republic of the Marshall Islands

Seacrown Maritime Ltd.	Republic of the Marshall Islands

Pelta Holdings S.A.	Nevis

Lance Shipping S.A.	Republic of the Marshall Islands

Fareastern Shipping Limited	Malta

Dynagas Finance Inc.	Republic of the Marshall Islands